201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801.532.1234 Facsimile 801.536.6111	`	Joseph L. Broom Attorney at Law Direct Dial (801) 536-6951 E-Mail JBroom@parsonsbehle.com

February 13, 2006

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 04-05

Washington, DC 20549-0405

Re:	Sterling Mining Company (the “Company”)

Registration Statement on Form 10

File No. 0-51669

Filed December 14, 2005

Dear Mr. Schwall:

The Company has received the comment letter from the staff of the Commission dated January 13, 2006 (“Comment Letter”) pertaining to the above referenced registration statement on Form 10 (the “Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) containing changes in response to the Comment Letter, which is marked to show changes in the manner required by Regulation S-T. Under separate cover we are sending three courtesy paper copies of the redlined Amendment and this letter to facilitate your review.

This letter contains the Company’s responses to the Comment Letter and additional information we believe to be relevant to your review of the Amendment. Attached to this letter is a separate statement from the Company, acknowledging certain matters as requested in the Comment Letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter. A page references in our response is to the page in the Amendment where a change was made in response to the comment.

Comments and Responses

1.

The Form 10 registration statement will become automatically effective 60 days from the date of the first filing or on February 12, 2006. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities and Exchange Act of

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Two

1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

The Company understands the issues raised in this comment and will contact you if it desires to withdraw the registration statement prior to effectiveness.

2.	In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C(b) of Form 10, which states that “[U]nless otherwise stated, the information required shall be given as of a date reasonably close to the date of the filing of the registration statement.” In this regard, please update the bid prices of your stock as disclosed on page 46. Additionally, update the table of contractual obligations on page 12 to reflect obligations incurred with regard to lease payments through the end of the fiscal year ended December 31, 2005.

The Company has updated the Registration Statement to include information as up to date as possible. In particular, it has updated the bid prices of its stock on page 55 of the redlined Amendment and updated the table of contractual obligations through 2005, though it understand that, pursuant to Item 303, it is required to provide such information as of the latest fiscal year-end balance sheet date (in this case, December 31, 2004).

Item 1. Business, page 3

3.	You state that you operate in two segments on page 78. As required by Item 101(b) of Regulation S-K, provide the financial information required for each segment.

The Company began operating the two segments beginning effectively as of January 1, 2005 for internal financial reporting purposes. During 2004, the Company began setting up the Mexico operations but it was not a separate operating entity at December 31, 2004. Based upon your comment, the Company has revised the September 30, 2005 financial information to provide limited segment information as the Company began to operate as a separate entity in Mexico

4.

Consistent with the requirements of Item 101 of Regulation S-K, further supplement your disclosure to ensure that all material information about your business is included in the registration statement. For example, Item 101 requires a description of the business performed within the past five years. To the extent that there were no operations or marginal operations prior to 2003, clearly state this in your disclosure. Further, no reference is made to whether

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Three

your business is seasonal and the impact to your operations caused by seasonality. Also, although you have provided disclosure regarding competition, your disclosure lacks the detail required by Item 101(c)(1)(x) with respect to a description of competition in the specific areas in which you operate and your relative competitive force of a principal mining company in the Coeur d’Alene region, such as Coeur d’Alene Mining Company, would be material to an understanding of the competition you face, yet no such discussion is included. Please revise your disclosure and ensure that you provide all of the information required by Item 1 of Form 10 and Item 101 of Regulation S-K.

The Company has added the following sentence the beginning of the third paragraph on page 3 of the redlined Amendment, under “Item 1. Business - General”: “The Company was largely dormant in 2001 and 2002, had no revenues and incurred administrative expenses of approximately $40,000.”

The Company has added the following paragraph on page 4 of the redlined Amendment at the end of the section entitled “Item 1. Business - Business Plan and Plan of Operation for 2006”: “The Company is generally not affected by seasonality. The only seasonal affect on the Sunshine Mine could be a delay of supplies in the winter due to extreme snowfall preventing delivery of mine supplies.”

The Company has revised the section dealing with competition, on pages 5-6 of the redlined Amendment, as follows:

“There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, such as Coeur d’Alene Mines and Hecla Mines, many of which have greater resources than the Company. In addition, the Company competes with such entities in efforts to obtain financing to explore and develop mineral properties.

“The Company also encounters competition for the hiring of personnel, as the mining industry has a very tight labor situation for experienced mining professionals industry-wide. This competition would affect our operations in Idaho, Montana and Mexico. Larger regional companies such as Coeur d’Alene Mines, Hecla Mining, Stillwater Mining, and Kinross in the Pacific Northwest can offer better employment terms as compared to smaller companies such as Sterling Mining.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Four

“We also incur competition for mine service companies, in particular drilling companies, and overall in the industry there are longer lead times, and suppliers may choose to provide better terms and scheduling to larger companies in the industry.”

5.	We direct you to Item 101(c) of Regulation S-K. Please disclose your website address.

The Company has disclosed its website address on page 6 of the redlined Amendment.

Item 1.A. Risk Factors, page 6

6.	Most of your risk factors could apply to any company in any industry. Even those that are exploration specific are very generic. You should only cite risks that are particularly relevant to you and your disclosure should make clear how the risks impact you specifically. Delete “boilerplate” risks and explain how the others impact you.

The Company has revised its risk factors in order to address the concerns raised by this comment. Please see the redlined Amendment.

7.	Please group your related risk factors together under classified headings such as risks related to your industry and risks related to your company.

The Company has revised its risk factors in order to address the concerns raised by this comment. Please see the redlined Amendment.

8.	Revise the headings of your risk factors so that they concisely convey the principal risk to your operations and financial condition resulting from the risk you are describing. As written, many of your risk factor subheadings state a fact about your business without describing the risk associated with that fact. For example, the risk factor heading on page 6 in which you reference the fact that “[t]he Company will need to obtain additional capital to fund operations”, fails to delineate the consequences to your operations should you fail to receive such funding. Please revise.

The Company has revised its risk factors in order to address the concerns raised by this comment. Please see the redlined Amendment.

9.	Please add a risk factor that addresses the fact that your auditors have issued a going concern opinion.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Five

This risk factor has been added. Please see page 7 of the redlined Amendment.

“We have a limited operating history. . . .” page 6

10.	The risk factor heading fails to convey that you have had a history of net losses. Further, your “limited operating history” implies that you are relatively newly formed which is contrary to the fact that your company was formed and operating since 1903. Please review or revise.

This risk factor has been revised to read as follows (see page 7 of the redlined Amendment):

“We have a limited recent operating history on which to evaluate our potential for future success. We also have a history of net losses.

Although the Company was founded in 1903, the Company was reactivated in 2003. The Company’s business since that time represents a limited operating history upon which shareholders or prospective shareholders can evaluate the Company’s business and prospects. We have a history of net losses. Furthermore, since our reactivation in 2003, we have not generated sufficient revenues to cover our expenses and costs. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially and adversely affected.”

“The Company has minimal assets and has minimal revenue. . . .” page 6

11.	The import of this heading and the discussion that follows should be contextualized by referencing that you were formed in 1903. Disclose also that your cumulative revenues from 1903 (inception) to December 31, 2004 were only $161,274.

The heading and first paragraph of this risk factor have been modified as follows (see page 7 of the redlined Amendment):

“The Company has minimal assets and has minimal revenue to date ^and will thus need to obtain additional capital to continue operations.

^Our Company was formed in 1903, and cumulative revenues from inception through December 31, 2004 were $161,274. Since our reactivation in 2003, we have had no revenues or earnings from operations until 2005. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues …”

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Six

“We may lose rights to properties. . . ,” page 6

12.	Delineate the dollar amount of payments you made during fiscal 2004 and fiscal 2005 and specify or provide a cross reference to disclosure found in the contractual obligations table and the anticipated dollar amount of expenditures associated with the maintenance of your various leases.

This risk factor has been revised as follows (see pages 7-8 of the redlined Amendment):

“We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to most of our mineral properties from unpatented mining claims, leaseholds, joint ventures or purchase option agreements which require the payment of maintenance fees, rents, or purchase price installments, exploration expenditures, or other fees. In 2004 and 2005, these fees totaled $301,300 and $302,800, respectively, and, based on properties in which the Company currently has an interest, are expected to total $302,800 for 2006. (See the table in “Item 2.Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations.”) If we fail to make these payments when they are due, our rights to the various properties may lapse ...”

“If we complete additional equity financings. . . .,” page 10

13.	On page 91, you disclose management’s belief that “significant and imminent” private placements of stock will be necessary to generate sufficient capital for operations, yet your risk factor discussion fails to convey the imminence or likelihood of such transactions. Such information is material to an investor’s understanding of your business and the risks involved. Please revise the risk factor so that you also emphasize that equity financings are very likely given management’s objectives and the company’s capital requirements.

This risk factor has been revised to read as follows (see page 6 of the redlined Amendment):

“^As we complete additional equity financings, our existing shareholders ^will experience dilution.

We expect that we will continue to rely for the foreseeable future on the sale of additional shares of our common stock in order to finance our operations. Any

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Seven

additional equity financing that we obtain would involve the sale of our common shares and/or sales of securities that are convertible or exercisable into our common shares, such as share purchase warrants or convertible notes, ^and the issuance of such securities would have the effect of diluting existing shareholders.”

Item 2. Financial Information, page 10

Selected Financial Data, page 10

14.	Please disclose selected financial data for 2001 and 2000. Refer to Item 301 of Regulation S-B.

The requested information has been included in the referenced tables.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

15.	Much of the disclosure required by Item 303 is absent from the disclosure. Please provide a section that delineates your results of operations for the fiscal financial periods included in the registration statement. The narrative should at a minimum, provide clarification to investors of changes in your revenues and costs from period to period by focusing on the principal drivers of revenues and the reason for cost changes from period to period. In addition, you should provide a discussion of your liquidity for the relevant periods covered in the discussion. We may have further comments.

The Company has revised its MD&A disclosure in light of your comment.

16.	Please indicate in the disclosure the relevance to an investor of your classification as a “junior stage” company.

In its revised MD&A disclosure, the Company has deleted the reference to a “junior stage company.”

17.	Please enhance your discussion and analysis of liquidity and capital resources to address the following:

•	Prospective information regarding your needs for capital, including discussion of your future minimum exploration requirements at your mineral properties;

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Eight

•	Your sources of cash, including your note payable outstanding as of December 31, 2004 with a balance of $160,000; and

•	Your practice of issuing common stock at a discount from listed market prices.

The section on liquidity and capital resources has been revised to address these comments. For your information, the note payable in the amount of $160,000 was to Kimberly Gold Mine and was paid in 2005. With respect to the issuance of common stock at a discount from listed market prices, the discount is determined by the dollar value of the investment the Company’s cash position at the time of the investment and any prior investing activity of potential investors.

Critical Accounting Policies and Estimates, page 12

18.	You indicate several accounting policies as being significant. Please revise your disclosure to include only those policies you consider to be critical. For those policies you deem to be critical, expand your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance.

In light of this comment, the Company has reviewed and revised the prior disclosures of Critical Accounting Policies and Estimates. Most of the policies previously included were the significant accounting policies as included in the notes to the financial statements. The Company has identified its policies for mineral accounting for exploration and development and its policies concerning estimates as the only Critical Accounting Policies. The disclosures under this heading have been revised to reflect these changes

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Nine

Note Regarding Forward-Looking Statements, page 15

19.	Given that your stock is deemed a “penny stock” as defined by Rule 3a51-1 of the Securities Exchange Act of 1934 please remove all references to the Private Securities Litigation Reform Act of 1995 as the safe harbors contained in that Act are not available to you.

The referenced paragraphs have been deleted. Please see the redlined section of the Amendment. There were no other references in the registration statement to the Private Securities Litigation Reform Act of 1995.

Item 3. Properties, page 16

Coeur d’ Alene Mining District, page 16

Overview, page 16

20.	We note disclosure that states that your geologists “believe that the district can produce much more silver.” Provide us with the basis for their belief and delineate in the disclosure objective, verifiable material supportive of such a statement. Otherwise, remove the statement from the disclosure.

The referenced statement has been deleted.

21.	Please disclose when your mineral property leases expire. In addition, please disclose the duration and effect of all licenses that you currently hold with respect to your property interests.

The tables on pages 22 and 23 of the redlined Amendment has been expanded to provide the additional information requested by this comment. The Company has also added disclosure throughout the property section to address this comment.

Item 5. Directors and Executive Officers, page 42

Directors and Officers, page 42

22.	Consistent with the requirements of Item 401 of Regulation S-K, please provide complete biographical sketches for each named individual for the past five years. Specify the month and year during which positions were held.

These biographical sketches have been amended in response to this comment. Please see pages 51-52 of the redlined Amendment.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Ten

23.	You indicate in your risk factor discussion that due to positions held by certain of your officers and directors that conflicts of interests may arise. Disclose in the revised biographies, the percentage of time spent by any of your executive officers who hold positions in other companies.

The biographical sketches have been amended in response to his comment. Please see pages 51-52 of the redlined Amendment.

Item 6. Executive Compensation, page 44

24.	Please include a footnote to the compensation table that delineates what “[a]ll other compensation” is comprised of.

The Company has added a footnote that clarifies that this compensation represents gain upon the exercise of stock options.

Item 7. Certain Relationships and Related Transactions, page 45

25.	Include the information contained in the financial statements at Note 7 with regard to your related party transactions. Additionally, supplement the disclosure to address whether the terms of such transactions were on terms that you would have received had you entered into such transactions with an unaffiliated third party. Revise your disclosure accordingly.

The Company has added an additional paragraph of disclosure to this item. See page 54 of the redlined Amendment.

Financial Statements, page 55

26.	We note on page 20 that you anticipate an estimated mine remediation and reclamation cost of $10 million upon closure of the Sunshine Mine. Please tell us how you considered SFAS 143 in determining whether to record an asset retirement obligation for the cost to close the Sunshine Mine.

The Company is aware of its obligations under SFAS 143 for the recording of asset retirement obligations. While in the exploration stage, the Company will not usually record such obligations unless it is continuing to develop a mine site without the benefit of appropriate reserve studies. As the Company proceeds with the re-opening of the Sunshine Mine, it will begin to record SFAS 143 obligations as with the development and operating activities begin to produce a removal of ore or the milling of ore. The lease of the Sunshine Mine clearly states that the prior owners are responsible for the current condition of the mine and its property. The reference

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Eleven

to the page 20 disclosure was a non-financial measurement of a possible liability that the Company could create in the process of re-opening and operating the Sunshine Mine.

Consolidated Financial Statements for the Nine Months Ended September 30, 2005 and 2004, page 56

Note 10 – Common Stock Warrants, page 77

27.	Please disclose the assumptions you made in determining the fair value of the warrants issued during the nine months ended September 30, 2005.

The Company has added disclosure concerning these assumptions.

Note 12 – Segment Reporting, page 78

28.	We note that began operating in two business segments during 2004. As such, please provide the disclosures required by SFAS 131 in your interim and year-end financial statements.

The Company began operating the two segments beginning effectively as of January 1, 2005 for internal financial reporting purposes. During 2004 we began setting up the Mexico operations but it was not a separate operating entity at December 31, 2004. Based upon your comment, we have revised the September 30, 2005 financial information to provide limited segment information as the Company began to operate as a separate entity in Mexico.

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002, page 79

Report of Independent Registered Public Accounting Firm, page 79

29.	We note that your auditor’s report does not cover your inception to date period as presented in your Consolidated Statements of Operations and Comprehensive Loss and Consolidated Statements of Cash Flows, which has not been labeled as unaudited. Tell us whether you intended to have the cumulative information audited. Please contact us prior to filing your amendment to discuss the audit reporting requirements that you should consider.

The auditor has filed a corrected report with the Amendment, denoting the exploration stage period. For the purposes of exploration stage to date information,

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Twelve

the Company has deemed that the current exploration stage began as of January 1, 1998. Please see the response to comment No. 31 for further information on the exploration stage determination.

Consolidated Statements of Operations and Comprehensive Loss, page 81

30.	Please present your stock compensation and professional services expenses based upon the function of the expense. In other words, please allocate them to exploration expense, general and administrative expense, cost of revenues, or other caption, as appropriate.

The Company made the distribution of the stock compensation and professional services based up the associated functions. The professional services fees were for accountants, auditors and attorneys, and have been reclassified to general and administrative expenses. The stock compensation was essentially for directors and officers and has also been reclassified as general and administrative expenses.

Consolidated Statement of Stockholders’ Equity, page 82

31.	Please revise your Consolidated Statement of Changes in Shareholders’ Equity to include financial information since the date of inception, to comply with paragraph 11(d) of SFAS 7.

The Company was founded in 1903 to develop a property which was ultimately leased to a separate third party in 1996. For the year beginning in January 1998, the Company began to look for new opportunities, which included the acquisition of Ashington Mining in 1998. These efforts began a new exploration stage for the Company, and we have adjusted all of our reporting and financial statements to reflect a new exploration stage, which began on January 1, 1998. The Company has $73,488 of accumulated deficit for the period between 1903 and 1997. This is being treated as deficit arising from periods prior to the current exploration stage. The Company is currently not exploring or developing any properties which were held during the period from 1903 through 1997. The Statement of Stockholders’ Equity begins with the closing balances for all accounts as of December 31, 1997, which became the opening balances as of January 1, 1998.

32.	We note that your statement of cash flows for the year ended December 31, 2003, indicated that you paid expenses with warrants in the amount of $87,390. We do not see any corresponding amounts related to this warrant issuance on your consolidated statements of stockholders’ equity. Please reconcile for us where you have recorded this warrant issuance in your consolidated statement of stockholders’ equity.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Thirteen

The Company advises that the reporting on the cash flow statement was in error. The value of $87,390 was attributed to warrants which were issued for services which were costs associated with the issuance of common stock and warrants. The amounts have been corrected to reflect this transaction and its effect upon the financing cash flows of the company including offering expenses which had not been paid by year-end. In the past the Company had issued warrants for services which were not connected to a stock offering, which were non-cash operating cash flow adjustments.

Consolidated Statements of Cash Flows, page 85

33.	Please remove the subtotal after “loss allocated to minority interests.”

The Company has made the requested change.

Notes to Consolidated Financial Statements, page 87

Note 2 – Summary of Significant Accounting Policies, page 87

34.	Please disclose the method used to account for treasury stock and the number of shares of treasury stock held as of each period end. Refer to paragraph 13 of APB 6 for further guidance.

The Company has reviewed your comment concerning treasury stock. The Company retired 100 shares of stock in 2004, and these shares were cancelled. The Company considered this to be an immaterial amount and has had no other transactions involving treasury shares. The Company has added a disclosure to its significant accounting policies to disclose that all reacquired shares are cancelled.

Earnings Per Share, page 90

35.	Please disclose the number of warrants and options that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to paragraph 40.c of SFAS 128 for further guidance.

The Company has added to the policy on earning (losses) per share disclosures of the anti-dilutive outstanding stock options and warrants.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Fourteen

Foreign Currency Translation, page 91

36.	It appears that you have used the U.S. dollar as the functional currency for your Mexican subsidiary based on your policy footnote and the fact that you do not present any comprehensive income related to translation of foreign currencies. Please tell us why you have adopted the U.S. dollar as your Mexican subsidiary’s functional currency and not the Mexican peso. Refer to paragraph 5 to 10 and Appendix A of SFAS 52 for further guidance.

The Company is currently keeping the books and records of its Mexico operations in the United States, and therefore for ease of accounting and consolidation, all peso-denominated transactions are translated into U.S. Dollars as both the functional and reporting currency. The Company’s other comprehensive income adjustments concern our investments held as available for sale securities. When the Mexico operations become more substantial, the Company may elect to have that subsidiary report to the Company’s operations office in the United States in pesos, in which case the Company will denote in the financial statements a change in the reporting and accounting process.

Stock-Based Compensation, page 94

37.	We note that you recognize stock-based compensation costs over the service period and that you recognized the entire estimated fair value for options awarded in 2004 and 2003 in the year the options were granted. Please expand your footnotes to disclose (a) whether the options were granted to employees or non-employees; (b) a description of the services received; and (c) a description of the period in which the services were received.

The Company has added additional disclosures to the notes to the financial statements to provide information on to whom stock options are granted, the services rendered and the period of time in which the services are rendered to the Company.

Note 3 – Marketable Securities and Investments, page 94

38.	Please record your other investments, which consist of options and warrants of other companies, at fair market value. Refer to paragraph 17 of SFAS 133. Additionally, please disclose how you determine their fair market values.

All of the Company’s believes that all of its investments are disclosed in accordance with SFAS 133. The information listed under “other investments” represents options and warrants on other mining companies which have limited trading

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Fifteen

histories and which have traded over a very narrow range in the prior year and the year-end being reported. (These stocks trade at volumes of less than 1000 shares per day on average and at very stable prices which vary less than ten percent in a year.) In all of the other investments listed, the cost for the year was identical to the market price at year-end.

Engineering Comments

General

39.	Insert a small-scale map showing the location, access and infrastructure related to the property. Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

In response to this comment, the Company has inserted maps on pages 21 and 34 of the redlined Amendment.

40.	As a US incorporated company, only proven and probable reserves may be disclosed as defined by Industry Guide 7. Resources, weather measured, indicated, or inferred are not permitted. Please modify your filing and website accordingly.

In response to this comment, the Company has made a number of changes to the Amendment and to its website. In this regard, we refer you to the redlined Amendment.

Future Information and Reports, page 6

41.	The public reference facilities are now located in Room 1580, 100 F Street, N.E., Washington, DC 20549. Please make the appropriate changes within the filing.

This address has been changed where necessary throughout the filing.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Sixteen

Coeur d’ Alene Mining District, page 16

42.	For the property, provide the disclosures required by Industry Guide 7(b). In particular, provide:

•	The location, means of access to the property, and transportation from the properties.

•	Any conditions that must be met in order to obtain or retain title to the properties.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the properties.

•	A description of any work completed on the properties and its’ present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	Provide a description of equipment and other infrastructure facilities.

•	The current state of exploration of the property.

•	The total cost of the property has incurred to date and planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7(b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

The Company has revised its disclosure in response to this comment. Please see the redlined Amendment.

43.	You reference the Morning Star mine as the deepest silver mine on earth and state that silver mineralization extends to incredible depths of up to 8,500 feet. Unless you can document these statements conclusively, remove them and avoid adjectives that overly embellish your statements.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Seventeen

The referenced statement has been deleted in the Amendment.

Sunshine Property, page 17

44.	Please remove the references to resources as found in the second paragraph and elsewhere in the filing. The term “resources” may be confused with resource estimates disclosed by Canadian registered companies. Use terms such as “mineralization” that do not infer any economic viability.

The Company has made changes throughout the registration statement in order to respond to this comment. Please see the redlined Amendment.

Mineralogy, page 19

45.	You reference the average lead grade of 2.57 percent in the ore reserves, but do not disclose the reserves of the Sunshine Mine. If there are reserves for the Sunshine mine disclose them completely or remove this implied reserve from the filing. Generally, reserves should be based on the following:

•	A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

•	A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves.

•	To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Revise your definitions accordingly.

The Company has revised its disclosure in response to this comment.

The Barones Silver Tailings Project, page 28

46.	Please describe these quantities and quality of mineral feed according to Industry Guide 7 or remove these estimates from the filing. Separate from this filing provide the feasibility study which established the tailings estimate as a proven or probable reserve.

The Company has revised this disclosure in response to your comment. Please see the redlined Amendment.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Eighteen

Other Exploration Projects, page 32

47.	Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties or control. Otherwise this may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property and focus the disclosure only on the company’s property.

The Company has revised its disclosure in a number of places in the Registration Statement in response to your comment. Please see the redlined Amendment.

Standard Creek Copper-Silver prospect, page 34

48.	As a general checklist, when reporting the results of sampling and chemical analysis:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest values or grades of sample sets.

•	Eliminate grades disclosed as “up to” or “as high as.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

Mr. Roger Schwall

United States Securities and Exchange Commission

February 13, 2006

Page Nineteen

Revise the entire filing accordingly.

The Company has revised its filing in response to this comment. Please see the redlined Amendment.

Glossary, page 37

49.	Revise your definitions within the glossary, for the proven and probable ore, to distinguish your definitions from those as stated by Industry Guide 7.

These definitions have been revised.

If you have any questions on the Amendment or our response, please do not hesitate to call.

Sincerely,

PARSONS BEHLE & LATIMER

Joseph L. Broom

STATEMENT OF STERLING MINING COMPANY

Sterling Mining Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Sterling Mining Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10 and any amendment thereto (collectively the “Filing”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Sterling Mining may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 13th day of February, 2006.

Sterling Mining Company

By:	/s/ Ray DeMotte
Ray DeMotte, President